

May 5, 2016

Morrison C. Warren, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois 60603-4080

　　　Re: Nuveen Unit Investment Trust, Series 135
　　　　　File No.333-210593

Dear Mr. Warren:

　　　On April 5, 2016, you filed a registration statement on Form S-6 for Nuveen Unit Investment Trust, Series 135, consisting of a unit investment trust, the Nuveen Argus International Dividend Seeker Portfolio, 2Q 2016 (the "Trust"). We have reviewed the registration statement and have provided our comments below. For convenience, we generally organized our comments using headings and defined terms from the registration statement.

<u>Prospectus</u>

Principal Investment Strategy (pp. 2-3)

1. You state that, among other things, the BNY Mellon ADR Index tracks exchange-listed GDRs, NYSs and GRSs. Please reconcile this statement with the index provider's description of its index at http://www.adrbnymellon.com/adr_index.jsp.

2. In the second paragraph, it states that the Trust will invest in companies "representing at least three different countries (one of which may be the United States)." Given the Trust's strategy of investing in ADRs, consider whether the parenthetical regarding investments in the United States is applicable.

3. The portfolio may invest up to 40% of its total assets in a given industry. If, once the portfolio holdings are determined, the portfolio is concentrated in a given industry, please state such concentration in the principal investment strategy and describe any risks specific to that industry.

Principal Risks (p. 4)

4. Although the heading of the section is Principal Risks, the preamble states that the Trust might not perform as well as expected "for reasons such as the following." Please revise the preamble so that it is clear that the section describes all principal risks of investing in the Trust.

5. Please include a risk factor disclosing that the Trust may make distributions that represent a return of capital for tax purposes and the consequences of such distributions (discussed on page B-25).

Fee Table (p. 8)

6. Footnote (5) refers to a "consulting fee paid to Argus for its assistance with the Trust's portfolio." Please explain to the staff in your response letter why Argus is not considered an investment adviser to the Trust under the Investment Company Act of 1940 (the "1940 Act"). *See* Section 2(a)(20) of the 1940 Act.

7. Please bold the statement in footnote (6) that "In some cases, the actual amount of the operating expenses may greatly exceed the amounts reflected."

Example (p. 10)

8. Please define "Standard Account" and "Fee Based Account" before or concurrently with using the terms.

<u>Closing</u>

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information provided supplementally, or on exhibits added in any pre-effective amendment.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate that fact in a supplemental letter and briefly state the basis for your position.

Please inform the staff of the information the Trust proposes to omit from the final pre-effective amendment pursuant to Rule 430A under the Securities Act.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The Trust may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6751.

Sincerely,

/s/ Alison White

Alison White